UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________

Commission file number: 0-23433

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Wayne Savings 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wayne Savings Bancshares, Inc.
151 North Market Street
Wooster, Ohio 44691

REQUIRED INFORMATION

Financial Statements.  The following financial statements and schedule are filed as part of this annual report for the Wayne Savings 401(k) Retirement Plan (the "Plan"):

Page No.
Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	15

Report of Independent Registered Public Accounting Firm

Administrative Committee
Wayne Savings 401(k) Retirement Plan
Wooster, Ohio

We have audited the accompanying statements of net assets available for benefits of the Wayne Savings 401(k) Retirement Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Wayne Savings 401(k) Retirement Plan as of December 31, 2008, and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4, in 2008 the Plan changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Cincinnati, Ohio
June 26, 2009

Federal Employer Identification Number:  44-0160260

Wayne Savings 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

Assets

	2008	2007

Investments, At Fair Value	$2,058,214	$2,578,713

Receivables
Accrued interest and dividends	2,383	35

Cash	-	60

Net Assets Available for Benefits	$2,060,597	$2,578,808

The Accompanying Notes are an Integral Part of These Statements

Wayne Savings 401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Investment Income
Net appreciation (depreciation) in fair value of investments	$(946,558)	$(143,533)
Interest	1,792	1,397
Dividends	89,403	181,197

Net investment income (loss)	(855,363)	39,061

Contributions
Employer	161,638	152,305
Participants	290,825	264,649
Rollovers	17,174	1,919

	469,637	418,873

	(385,726)	457,934

Deductions
Benefits paid directly to participants	130,314	129,294
Administrative expenses	2,171	2,271

	132,485	131,565

Net Increase (Decrease)	(518,211)	326,369

Net Assets Available for Benefits, Beginning of Year	2,578,808	2,252,439

Net Assets Available for Benefits, End of Year	$2,060,597	$2,578,808

The Accompanying Notes are an Integral Part of These Statements

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007

Note 1:	Description of the Plan

The following description of the Wayne Savings 401(k) Retirement Plan (Plan) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by Wayne Savings Community Bank for the benefit of its employees who have at least one year of service and are age 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Huntington National Bank is the trustee and custodian of the Plan.

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 50% of eligible compensation, as defined in the Plan, subject to an overall $15,500 limitation for 2008.  Employee rollover contributions are also permitted.  The Company makes matching contributions of 100% of employees’ salary deferral amounts up to 4% and 50% of the next 2% of the employees’ compensation and profit-sharing contributions.  Company profit-sharing contributions are discretionary as determined by the Company’s Board of Directors.  Contributions are subject to certain limitations.  Forfeitures are used to reduce Company contributions.

Participant Investment Account Options

Investment account options available include various funds.  Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

The Plan Document also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percentage of eligible compensation unless the participant made an affirmative election otherwise.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007

Vesting

Participants are immediately vested in both their voluntary contributions and the Company’s contributions plus earnings thereon.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his account.  At December 31, 2008 and 2007, no plan assets were allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.

Participant Loans

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants.  Loans are made to any eligible participant demonstrating a qualifying need.  The minimum amount of a loan shall be $1,000.  The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full.  Interest on the loans is based on the prime rate plus 1%.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Plan Tax Status

The Plan operates under a standardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust.  This prototype plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service stating that the prototype constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the related trust was tax exempt as of the financial statement date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007

Note 3:	Investments

The Plan’s investments are held by a bank-administered trust fund.  The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	2008
	Net Depreciation in Fair Value During Year	Fair Value at End of Year

Mutual funds	$(800,348)	$1,706,748
Wayne Savings Bancshares, Inc. Stock	(146,210)	334,890
Participant loans	–	16,576

	$(946,558)	$2,058,214

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007

	2007
	Net Depreciation in Fair Value During Year	Fair Value at End of Year
Investments at Fair Value as Determined by Quoted Prices in an Active Market
Mutual funds	$(7,784)	$2,120,655
Wayne Savings Bancshares, Inc. Stock	(135,749)	426,952

	(143,533)	2,547,607

Investments at Cost Which Approximates Market
Money market fund	–	10,856
Participant loans	–	20,250

	–	31,106

	$(143,533)	$2,578,713

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits were as follows:

	2008	2007

Wayne Savings Bancshares. Inc. common stock	$334,890	$426,952
Fidelity Advisor Equity Growth Fund - Class T	262,734	479,682
Federated Capital Preservation Fund Institutional	384,677	270,650
Fidelity Advisor Mid Cap Fund - Class T	111,934	232,108
Dreyfus S&P 500 Index Fund	142,301	210,039
Franklin Templeton Growth Fund - Class A	**	197,435
Federated Capital Appreciation Fund - Class A	131,142	171,238
Columbia Small Cap Core Fund - Class A	**	132,783
T. Rowe Price High Yield Fund – Advisor Class	121,854	**
	$1,489,532	$2,120,887

**Investment represents less than 5% of the plans net assets at specified date

Note 4:	Disclosures about Fair Value of Financial Instruments

Effective January 1, 2008, the Plan adopted SFAS No. 157, “Fair Value Measurements.”  SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS No. 157 has been applied prospectively as of the beginning of the period.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statement of net assets available for benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  If quoted market prices are not available, then fair values are estimated by using

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007

pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  In certain cases where Level 1 or Level 2 inputs are not available, investments are classified within Level 3 of the hierarchy.

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets measured at fair value on a recurring basis and the level within the SFAS No. 157 fair value hierarchy in which the fair value measurements fall at December 31, 2008:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds	$1,706,748	$1,706,748	$––	$––
Wayne Savings Bancshares, Inc. common stock	334,890	334,890	––	––
Participant loans	16,576	––	––	16,576
	$2,058,214	$2,041,638	$––	$16,576

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements using significant unobservable (Level 3) inputs:

Beginning balance	$20,250
Loan proceeds less repayments	(3,674)
Ending balance	$16,576

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007

Note 5:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan invests in certain funds of the Plan trustee.  The Plan paid $2,171 and $2,271 of recordkeeping fees to Huntington National Bank during 2008 and 2007, respectively.  The Company provides certain administrative services at no cost to the Plan.

Note 6:	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 7:	Economic Conditions

The current economic environment presents retirement plans with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments.  The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in the investment values that could negatively impact the Plan.

Supplementary Schedule

Wayne Savings 401(k) Retirement Plan
Form 5500 E.I.N. 34-0606020 Plan No. 003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008 and 2007

Identity of Issuer (a)(b)	Description of Investment (c)	Cost (d)	Current Value (e)

Mutual funds
*Huntington Dividend Capture Fund IV	7,913 shares	$87,799	$51,991
Federated Capital Preservation Fund - Institutional	38,468 shares	384,677	384,677
Fidelity Advisor Short Fixed Income Fund - Class T	5,362 shares	49,909	46,593
Pimco Total Return Fund-Administrative Class	2,081 shares	22,301	21,105
T. Rowe Price High Yield Fund - Advisor Class	26,037 shares	173,899	121,854
American Balanced Fund - Class R-4	6,005 shares	110,064	82,629
Columbia Small Cap Core Fund - Class A	7,766 shares	124,071	70,207
Dreyfus S&P 500 Index Fund	5,640 shares	214,616	142,301
Dreyfus Small Cap Index Fund	1,580 shares	35,092	21,154
Federated Capital Appreciation Fund - Class A	8,743 shares	201,105	131,142
Fidelity Advisor Equity Growth Fund - Class T	7,696 shares	380,504	262,734
Fidelity Advisor Mid Cap Fund - Class T	10,021 shares	236,636	111,934
MFS Value Fund – Class R-2	748 shares	18,671	13,035
Franklin Templeton Growth Fund - Class A	7,696 shares	181,429	100,435
Vanguard Target Retirement 2010 Fund	555 shares	9,965	9,776
Vanguard Target Retirement 2015 Fund	5,881 shares	63,519	56,163
Vanguard Target Retirement 2020 Fund	21 shares	425	356
Vanguard Target Retirement 2025 Fund	1,116 shares	12,946	10,342
Vanguard Target Retirement 2030 Fund	2,156 shares	45,341	33,510
Vanguard Target Retirement 2035 Fund	205 shares	2,622	1,901
Vanguard Target Retirement 2040 Fund	180 shares	3,437	2,725
Vanguard Target Retirement 2045 Fund	1,441 shares	14,020	13,795
Vanguard Target Retirement 2050 Fund	604 shares	11,943	9,169

Common stocks
*Wayne Savings Bancshares, Inc	44,652 shares	657,211	334,890

Money market funds
*Huntington Money Market Fund	7,220 shares	7,220	7,220

*Participant loans	8.25% to 9.25%	–	16,576

		$3,049,422	$2,058,214

* Party in interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WAYNE SAVINGS 401(k) RETIREMENT PLAN

June 26, 2009	By:	/s/ H. Stewart Fitz Gibbon III
H. Stewart Fitz Gibbon III
Trustee

INDEX TO EXHIBITS

Number	Description
23	Consent of Independent Registered Public Accounting Firm